US Tiger Securities, Inc.

Via EDGAR

April 28, 2025

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp
Taylor Beech Abe Friedman Theresa Brillant

Re:	Smart Digital Group Limited
Registration Statement on Form F-1, as amended
Initially Filed on November 12, 2024
File No. 333-283152

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, US Tiger Securities, Inc., as the representative of underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on April 30, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

US Tiger Securities, Inc.

By:	/s/ Jack Ye
Name:	Jack Ye
Title:	Managing Director